Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the incorporation by reference of the report of Caturano and Company, P.C. (whose name has since been changed to Caturano and Company, Inc.), dated March 12, 2010 relating to the consolidated financial statements for Pro-Pharmaceuticals, Inc. (whose name has since been changed to Galectin Therapeutics, Inc.) as of and for the year ended December 31, 2009, and for the period from inception (July 10, 2000) to December 31, 2009 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the substantial doubt about the Company’s ability to continue as a going concern and the change in the manner in which the Company accounts for certain warrants) in this registration statement on Form S-8.

/s/ Caturano and Company, Inc. (Formerly Caturano and Company, P.C.)

Boston, Massachusetts

August 15, 2011